info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

May 27, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Minerals Inc. - (File #0-29250)

Form 6-K

On behalf of Madison Minerals Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON MINERALS INC.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

OTCBB Filings, Attention:  Pam Morris

Miller Thomson, Attention:  Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL 2008

MADISON MINERALS INC. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Madison Minerals Inc. – Notice of Annual and Special Meeting, Report to Shareholders, Information Circular, Proxy and Financial Statements Request Form,

➢

Madison Minerals Inc. – News Release dated April 14, 2008,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report,

➢

Madison Minerals Inc. – News Release dated April 15, 2008,

➢

Madison Minerals Inc. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON MINERALS INC.

(Registrant)

Date: May 27, 2008

By:

“Chet Idziszek”

Chet Idziszek

Its:        President

(Title)

MADISON MINERALS INC.

Suite 2000 - 1055 West Hastings Street

Vancouver, B.C., V6E 2E9

TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of shareholders of MADISON MINERALS INC. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on April 9, 2008, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.

To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended October 31, 2007.

2.

To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.

To fix the number of directors at five (5).

4.

To elect directors for the ensuing year.

5.

To reaffirm the Company’s existing Stock Option and Share Compensation Plan for the ensuing year, as more fully set forth in the information circular accompanying this notice (the “Information Circular”).

6.

To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.

7.

To consider and, if thought fit, to pass an ordinary resolution to approve, ratify and confirm the Shareholder Rights Plan (the “Plan”) adopted by the Directors on March 5, 2008, the terms of which are more particularly described in the Company’s Information Circular, and any rights issued pursuant to such Plan.

8.

To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

If you are unable to attend the Meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 29th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Chet Idziszek”

Chet Idziszek,

(President and Chief Executive Officer)

info@madisonminerals.com
www.madisonminerals.com
TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

REPORT TO SHAREHOLDERS

We are pleased to report a robust working capital position, and expanded and continuing encouraging results from the Lewis Gold Project in Nevada, which has been and will remain our principal exploration focus. This led to the decision in December 2007 by the Phoenix Joint Venture (held 60% by Madison) to acquire full title to this project for the purchase price of USD $2,000,000 under our option agreement.

Madison’s share of expenditures on the Lewis project exceeded $1.5 million in 2007, more than double what we incurred the previous year. Of this, over $875,000 was spent on 2,303 meters (7,558 feet) of core drilling and 7,341 meters (24,085 feet) of reverse circulation (RC) drilling, in a total of 44 drill holes, slightly exceeding the drilling plans forecast in our letter to you one year ago. This drill program has now extended the Virgin Structural Zone to a strike length of 600 meters (1,968 feet) by 180 meters (590 feet) and to a depth of 300 meters (984 feet). We also carried out 17 km (10 miles) of detailed induced polarization (IP) geophysical survey, designed to define mineralized strike extensions to both the Virgin and the Buena Vista Structural Zones, and in outlining sulphide bearing cross structures.

We have announced that further infill drilling in 2008 is expected to provide a resource calculation, which will be a significant event in the development of the Lewis project.

During 2007 we conveyed 60% of our interest in the Mt. Kare copper-gold project to Buffalo Gold Ltd. and received 3,521,648 Buffalo shares. This is a significant addition to our holdings of marketable securities, with a closing price of $0.45 per share or $1,584,742 as at February 29, 2008.

Since our letter of a year ago, the gold markets have continued to rise well beyond the buoyant levels we referred to then. We are confident our continued efforts at the Lewis Gold Project, when recognized by the marketplace, will add to our shareholder value. We thank you all for your ongoing support.

BY ORDER OF THE BOARD OF DIRECTORS of

MADISON MINERALS INC.

Signed “Chet Idziszek”

Chet Idziszek

Chairman of the Board and

   Chief Executive Officer

MADISON MINERALS INC.

INFORMATION CIRCULAR
as at February 29, 2008

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of Madison Minerals Inc. (the “Company”) for use at the annual and special meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY.  A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 (Fax no. (604) 689-8144), or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9 (Fax: 604-331-8773), no later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.

Shares held by Intermediaries, such as those held on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)

A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder.  In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”.  If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)

A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow.  The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information.  If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF.  If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Canada (“Broadridge”) formerly known as ADP Investor Communications in Canada.  Broadridge  typically prepares a machine-readable VIF instead of  a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries are responsible for forwarding the meeting materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send these meeting materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)

signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)

attending the Meeting or any adjournment thereof and registering with the  Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the Meeting as stated under the headings in the notice of meeting to which this information circular is attached.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on February 29, 2008 will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy.  On February 29, 2008, 35,437,076 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue unlimited common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
VIVIAN DANIELSON North Vancouver, British Columbia Director and Audit Committee Member	Since February 2008	15,000 shares	Businesswoman; journalist and author covering international mining and metals sector. Editor for The Northern Miner from 1994 to 2001.
NELL M. DRAGOVAN Vancouver, British Columbia Director and Audit Committee Member	June 5, 2003	944,218 shares	Financier
CHET IDZISZEK Vancouver, British Columbia President, Chairman of the Board, Chief Executive Officer and Director	November 7, 1993	947,928 shares	Geologist and President of Madison Minerals Inc., a mineral exploration company.
ROBERT A. SIBTHORPE Vancouver, British Columbia Director and Audit Committee Member	July 23, 1996	Nil shares	Consulting geologist; previously mining analyst for Canaccord Capital Corp. from 1996 to 2001.
J. G. STEWART Vancouver, British Columbia Director and Corporate Secretary	April 23, 1997	153,929 shares(2)	Barrister and Solicitor

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at February 29, 2008, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2)

Of these shares, 152,429 shares  are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

No proposed director:

(a)

is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at October 31, 2007, and the other three most highly compensated executive officers of the Company as at October 31, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The Company currently has two executive officers: Chet Idziszek, President and Chief Executive Officer; and Ian Brown, Chief Financial Officer (the “Named Executive Officers”). Until March 31, 2007 Naomi Corrigan was the Chief Financial Officer. Mr. Brown commenced his duties April 15, 2007. Ms. Corrigan continues as a consultant.

The following table sets forth the summary of the compensation paid for the past three fiscal years to the Named Executive Officers:

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)	All Other Annual Compen-sation ($)
Chet Idziszek, President & CEO	Oct.31, 2007 Oct.31, 2006 Oct.31, 2005	$126,078 $142,897 $157,870	$3,000 $3,000 $3,000	Nil Nil Nil	Nil 350,000 80,000	N/A N/A N/A	N/A N/A N/A	$23,040 Nil Nil
Ian Brown, CFO	Oct.31, 2007 Oct.31, 2006 Oct.31, 2005	$25,000 N/A N/A	Nil N/A N/A	Nil N/A N/A	200,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Naomi Corrigan, CFO	Oct.31, 2007 Oct.31, 2006 Oct.31, 2005	$31,003 $25,718 $27,721	Nil Nil Nil	Nil Nil Nil	Nil 50,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which it provides compensation intended to motivate  performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)

the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)

a change of control of the Company or any of its subsidiaries; or

(c)

a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Option Grants in Last Fiscal Year

The following table summarizes the stock options granted to the Named Executive Officers during the fiscal year ended October 31, 2007:

Name	Options Granted (#)	% of Total Options Granted	Exercise ($/share) (1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek, President and CEO	Nil	N/A	N/A	N/A	N/A
Ian Brown, CFO	200,000	100%	$0.77	$0.77	April 27, 2012
Naomi Corrigan, CFO	Nil	N/A	N/A	N/A	N/A

Note:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s  Stock Option Plan) of a common share of the Company on the date of grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of stock options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended October 31, 2007:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#)	$ Value of Unexercised In-the-Money Options (1) ($)
Chet Idziszek, President and CEO	Nil	Nil	515,400	$3,200
Ian Brown, CFO	Nil	Nil	200,000	Nil
Naomi Corrigan CFO	Nil	Nil	59,600	Nil

Note:
(1)

Value of unexercised in-the-money options calculated using the closing price of $0.42  for the common shares of the Company on the TSX Venture Exchange on October 31, 2007, less the exercise price of in-the-money stock options.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts.  In this regard, the Company paid or accrued $29,550 to a company controlled by J.G. Stewart for professional services rendered. Ms. Nell Dragovan received $54,312 in salary.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended October 31, 2007 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
F. Martha Deacon (2)	Nil	N/A	N/A	N/A	N/A
Nell.Dragovan	Nil	N/A	N/A	N/A	N/A
Robert Sibthorpe	Nil	N/A	N/A	N/A	N/A
James G. Stewart	Nil	N/A	N/A	N/A	N/A

Notes:
(1)

The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of the grant.  The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital.  Options vest immediately upon grant.

(2)

F. Martha Deacon resigned as Director effective February 6, 2008.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended October 31, 2007, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End (#) Exercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) (1) Exercisable
F. Martha Deacon (2)	Nil	Nil	150,000	Nil
Nell Dragovan	Nil	Nil	210,000	$3,200
Robert Sibthorpe	Nil	Nil	210,000	$3,200
James G. Stewart	Nil	Nil	270,000	$3,200

Notes:
(1)

Value of unexercised in-the-money options calculated using the closing price of $0.42  for the common shares of  the Company on the TSX Venture Exchange on October 31, 2007, less the exercise price of  in-the-money stock options.

(2)

F. Martha Deacon resigned as a Director effective February 6, 2008.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended October 31, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended October 31, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	3,182,300	$0.96	361,408
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,182,300	$0.96	361,408

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company were first appointed the auditor of the Company on October 30, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management that the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Vivian Danielson	Yes	Yes
Nell Dragovan	No	Yes
Robert A. Sibthorpe	Yes	Yes

Notes:

(1)

A member of the Audit Committee is independent if he or she has no direct or indirect ‘material relationship’ with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange, it is categorized as a venture issuer.  As a result, Multilateral Instrument 52-110  Audit Committees (“MI 52-110”) exempts the  Company’s Audit Committee from having all independent members.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)
October 31, 2007	$33,500	Nil	$6,000	Nil
October 31, 2006	$30,000	Nil	$4,000	Nil

Notes:

(1)

The aggregate fees billed by the Company’s auditor for audit fees.

(2)

The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)

The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.  These services involved  the filing of the Company’s annual tax returns.

(4)

The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value.  The Board is committed to practising good corporate governance, and has adopted a corporate governance manual which contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities.  Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company.  To facilitate independence, the Company is committing to the following practices:

1.

The recruitment of strong, independent directors.

2.

A majority of the directors being independent.

3.

All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the five nominees for directors of the Company, Vivian Danielson and Robert A. Sibthorpe are independent. The remaining three directors, Chet Idziszek, Nell  Dragovan and James G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company, Ms. Dragovan being a member of his immediate family and Mr. Stewart being the Secretary of the Company.

Other Directorships

The directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

Nell M. Dragovan	Oromin Explorations Ltd.

Chet Idziszek	IMA Exploration Inc.
Lund Gold Ltd.
Oromin Explorations Ltd.

Name	Reporting Issuer

James G. Stewart	Bayswater Uranium Corporation
Buffalo Gold Ltd.
Cascade Resources Ltd.
CMYK Capital Inc.
Kingsman Resources Ltd.
Longview Capital Partners Incorporated
Lund Gold Ltd.
Oromin Explorations Ltd.
Salmon River Resources Ltd.

Robert A. Sibthorpe	Black Pearl Minerals Consolidated Inc.
Klondex Mines Ltd.
Oromin Explorations Ltd.
Red Tusk Resources Inc.
Starcore International Mines Ltd.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors.  Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees.  The purpose of the Code is to:

1.

Promote integrity and deter wrongdoing.

2.

Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.

Promote avoidance or absence of conflicts of interest.

4.

Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.

Promote compliance with applicable governmental laws, rules and regulations.

6.

Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.

Promote accountability for adherence to the Code.

8.

Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.

To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis.  The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Stock Option and Share Compensation Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to the Company and its subsidiaries, with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual and special meeting held April 3, 2007. In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive.  The Board may issue a majority of the options to insiders of the Company.  However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

In addition, the Plan provides that a maximum of 250,000 bonus shares (“Bonus Shares”), in the aggregate, may be issued in any calendar year to eligible persons, excluding directors, in consideration of the fair value of the extraordinary contribution to the Company by the recipient as determined by the Board, in its discretion, and shall be issued at a deemed price determined by the Board at the time of issuance of such Bonus Shares, but such price shall not be less than the market price.   The granting of Bonus Shares pursuant to the Plan shall be subject to such further shareholder and regulatory approval as may be required by the Exchange.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan.  The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder along with 250,000 bonus shares as described in the Company’s Information Circular dated February 29, 2008, be and is hereby approved.

2.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Stock Option Repricing and Successive Grants of Stock Options

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to re-price downward any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”)). Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the re-pricing downward of stock options to insiders of the Company prior to the exercise of stock options. In addition, the shareholders of the Company will be asked to authorize the directors, in their discretion, to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares. This circumstance would only arise where there were successive grants and exercises of stock options to insiders in the same 12 month period. At no time would options in excess of 10% of the issued shares of the Company be granted under the Plan. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the  optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the preceding matters to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.

Subject to the approval of the TSX Venture Exchange, the re-pricing downward of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated February 29, 2008, be and is hereby authorized and approved.

2.

Subject to the approval of the TSX Venture Exchange, the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company be and is hereby authorized and approved.

3.

Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any downward re-pricing of options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the downward re-pricing of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the future re-price downward of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Shareholder Rights Plan

Adoption of the Shareholder Rights Plan

Members will be asked at the Annual and Special Meeting to consider and, if deemed advisable, to approve a resolution to ratify the extension of the Company’s existing Shareholder Rights Plan by adopting a new Plan (the “Rights Plan”) on similar terms.

On March 5, 2008, the Board unanimously approved the adoption of the Rights Plan to become effective on March 5, 2008 and the entering into by the Company of a shareholder rights plan agreement dated March 5, 2008 (the “Rights Agreement”) with Pacific Corporate Trust Company, as Rights Agent.

Purpose of Rights Plan

The Rights Plan was adopted by the Company to ensure that any takeover bid made for the common shares of the Company (the “Common Shares”) would be made to all Shareholders and provide the Board with sufficient time to consider any such offer and explore alternatives to allow Shareholders to receive full and fair value for their Common Shares.  Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a company that, together with shares already owned by the bidder and certain parties related thereto, amount to 20% or more of the outstanding shares of that company.  A Take-over bid can be completed in between 21 and 30 days, which the Board believes is too short a time period for the Board to adequately assess the offer and, if necessary, develop other alternatives in offer to maximize shareholder value.

The Rights Plan is intended to encourage any person seeking to acquire control of the Company to make an offer that represents fair value to all Shareholders and to provide the Board of the Company with sufficient time to assess and evaluate the offer, to permit competing bids to emerge and, as appropriate, to explore and develop alternatives to maximize value for Shareholders.

The Rights Plan is not intended to deter take-over bids.  Take-over bid contests for corporate control provide a singular opportunity for Shareholders to obtain a once and for all gain.  After the acquisition of effective control of a company, the opportunity for this one time gain normally does not recur.  Like most companies, effective control of the Company can be secured through the ownership of less than 50% of its shares.  Without a Rights Plan, it would be possible for a bidder to acquire effective control over a relatively short period of time using various techniques permitted under the securities legislation in Canada, without ever making the bid available to all Shareholders.

The Rights Plan is designed to protect the Company’s Shareholders from this occurrence by virtue of the substantial dilution that could be experienced by a person or group that attempts to acquire control of the Company otherwise than pursuant to a Permitted Bid or a Competing Bid (as defined below).  However, the Rights Plan will not interfere with any take-over which fits the criteria of a Permitted Bid, and, as a Permitted Bid, receives the approval of the Shareholders as contemplated in the Rights Agreement, or with any merger or other business combination approved by the Company (such approval would be evidenced by the Board waiving the application of the Rights Plan to a particular take-over bid or by redeeming the Rights (as defined below) under certain circumstances).

The Rights Plan establishes rules for determining Beneficial Ownership (as defined below) of the Common Shares.  Anyone seeking to acquire 20% or more of the outstanding Common Shares must, according the Rights Plan, either make a Permitted Bid or negotiate with the Board to avoid triggering the dilutive effects of the Rights Plan.

The Board is of the view that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a Permitted Bid which would be available to all Shareholders, and as a result the Rights Plan will likely deter unfair, coercive bid tactics and strategies that do not treat all Shareholders equally.  Recent decisions of the Ontario Securities Commission indicate that a shareholder rights plan can be appropriately used for these purposes.

To qualify as a Permitted Bid, a take-over bid must be made for all Common Shares and must be open for 60 days after the bid is made.  If at least 50% of the Common Shares held by persons independent of the bidder are deposited or tendered pursuant to the bid and not withdrawn, the bidder may take up and pay for such shares.  The bid must then remain open for a further period of 10 business days on the same terms.  This allows a Shareholder to decide whether the bid is adequate on its own merits without being influenced by the likelihood that the bid will succeed.  It also provides a Shareholder who has not already tendered to a bid an opportunity to do so if at least 50% of Common Shares have been tendered to that bid.

The adoption of the Rights Plan does not affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company and its Shareholders.  It is not the intention of the Board in adopting the Rights Plan to secure the continuance in office of the existing members of the Board or to avoid an acquisition of control of the Company in a transaction that is considered to be fair and in the best interests of the Shareholders.  The rights of the Shareholders under existing law to seek a change in the management of the Company or to influence or promote action of management in a particular manner will not be affected by the Rights Plan.

Summary Description of the Rights Plan

The following is a summary of the principal terms of the Rights Plan.

Authority

On March 5, 2008, the Board of the Company approved the adoption of the Rights Plan and the entering into by the Company of the Rights Agreement with Pacific Corporate Trust Company, as Rights Agent.

Purpose of Rights Plan

The Rights Plan was adopted by the Company to ensure that any take-over bid made for the Common Shares would be made to all Shareholders and to provide the Board with sufficient time to consider any such offer and explore alternatives.  The Rights Plan is intended to encourage any person seeking to acquire control of the Company to make an offer that represents fair value to all Shareholders and to provide the Board of the Company with sufficient time to assess and evaluate the offer and, as appropriate, to explore and develop alternatives to maximize value for Shareholders.

The Rights Plan is designed to protect all Shareholders from certain bids to acquire control of the Company by virtue of the substantial dilution that could be experienced by a person or group that attempts to acquire control of the Company otherwise than pursuant to a Permitted Bid or a Competing Permitted Bid (as defined below).  However, the Rights Plan should not interfere with any takeover which, as a Permitted Bid, receives the approval of the Shareholders as contemplated in the Rights Agreement, or any merger or other business combination approved by the Company (because the Board may waive the application of the Rights Plan to a particular take-over bid or redeem the Rights (as defined below) under certain circumstances).

The Rights Plan establishes rules for determining Beneficial Ownership (as defined below) of the Common Shares.  Anyone seeking to acquire 20% or more of the outstanding Common Shares must, according to the Rights Plan, make a Permitted Bid or negotiate with the Board to avoid triggering the dilutive effects of the Rights Plan.

Attributes of Rights

To implement the Rights Plan, the Board authorized the issuance to holders of record at 12:01 a.m. on March 5, 2008 (the “Record Time”) of one right (a “Right”) in respect of each outstanding common share of the Company (a “Common Share”).

Each Right will entitle the registered holder thereof to purchase from the Company one Common Share at the Exercise Price of $20.00 (Cdn) per Common Share subject to adjustment (the “Exercise Price”) during the term of, in accordance with and subject to the provisions of the Rights Plan.

The Company has entered into the Rights Agreement with Pacific Corporate Trust Company (as Rights Agent) regarding the exercise of the Rights, the issuance of certificates evidencing the Rights and other related matters.

Until a Right is exercised, the holder thereof will not have any rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

The issue of Rights is not taxable to the Company or to holders of Common Shares.  The Company will receive no proceeds from the issuance of the Rights.

Trading of Rights

Until the Separation Time (as defined below), the Rights will be evidenced by certificates for the Common Shares with which such Rights are associated.  As soon as practicable following the Separation Time, separate certificates evidencing the Rights will be mailed to Shareholders and thereafter the separate certificates will evidence the Rights.  Until the Separation Time, the Rights will be transferred with, and only with, the associated Common Shares.

Separation Time

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the Separation Time, which is defined to be the close of business on the tenth Business Day (as defined in the Rights Agreement) after the earlier to occur of:

1.

the first date of public announcement or other disclosure that an Acquiring Person (as defined below) has become such; and

2.

the date of commencement of, or first public announcement of any intention to make an acquisition of Common Shares of the Company pursuant to a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) that would result in the beneficial ownership by a person (or group of affiliated or associated persons) of 20% or more of the outstanding Common Shares (a “Take-over Bid”), provided that if a Take-over Bid expires, is cancelled, terminated or is otherwise withdrawn prior to the Separation Time, such Take-over Bid will be deemed never to have been made.

Certificates for Common Shares issued after the Record Time and prior to the Separation Time will contain a legend incorporating the Rights Agreement by reference.

As soon as practicable following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”), will be mailed to the holders of record (other than an Acquiring Person), as of the Separation Time, of Common Shares and the Rights Certificates alone will evidence the Rights.

Acquiring Person

A person becomes an “Acquiring Person” (as defined in the Rights Agreement) generally when such person (together with affiliated or associated persons) has acquired “Beneficial Ownership” (as defined below) of 20% or more of the outstanding Common Shares of the Company, other than as a result of certain events that include:

1.

an acquisition or redemption by the Company of Common Shares which, by reducing the number of Common Shares of the Company outstanding, increases the proportionate number of Common Shares held by such Acquiring Person to greater than 20% of the outstanding Common Shares of the Company;

2.

share acquisitions made pursuant to a Permitted Bid (as defined below) or a Competing Permitted Bid (as defined below);

3.

share acquisitions with respect to which the Board has waived the exercisability of the Rights; and

4.

share acquisitions as a result of certain pro rata distributions to the holders of voting securities of the Company, including pursuant to a dividend reinvestment plan, a stock dividend, a stock split or a rights offering.

The definition of Acquiring Person also excludes a person who is the Beneficial Owner of 20% or more of the outstanding Common Shares as of the Record Time, provided that such Person does not acquire additional Common Shares which amount to more than 2% of the number of Common Shares outstanding from time to time, other than pursuant to warrants or other share acquisition rights held as of the Record Time.  Currently, the Company has no shareholder which beneficially owns more than 20% or more of the outstanding Common Shares.

Beneficial Ownership

Under the Rights Plan a person will be deemed the “Beneficial Owner”, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

1.

any securities as to which such person or any affiliate of such person is or may be deemed to be the direct or indirect owner at law or in equity and for this purpose, a person shall be deemed to be an owner at law or in equity of all securities:

(a)

owned by a partnership of which such person or any affiliate of such person is a partner;

(b)

owned by a trust of which such person or any affiliate of such person has a beneficial interest and which is acting jointly or in concert with that person or of which the person has a 50% or greater beneficial interest;

(c)

owned jointly or in common with others;

(d)

of which such person or any of the affiliates of such person is deemed to be the beneficial owner pursuant to the Securities Act (Ontario) for the purposes of insider trading or take-over bids whether or not such Beneficial Owner or deemed Beneficial Owner is the holder of record of such securities;

2.

any securities as to which such person or any affiliate or associate of such person has

(a)

the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering or private placement of securities and other than pledges of securities in the ordinary course of business), or upon the exercise of any conversion right, exchange right, right (other than the Rights), warrant or option, or otherwise or

(b)

the right to vote such securities (whether such right is exercisable immediately or after the lapse or passage of time and whether or not on condition or the happening of any contingency or otherwise), pursuant to any agreement, arrangement or understanding or otherwise; and

3.

any securities which are Beneficially Owned within the meaning of paragraphs 1 or 2 above by any other person or entity with which such person or any affiliate or associate of such person has any agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Common Shares of the Company (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering or private placement of securities or agreements between a fiduciary acting as such and another person where the fiduciary has no investment authority (including none of the rights of control or direction) and no beneficial interest in the securities owned by the other person) or acquiring, holding or disposing of a significant portion of the property or assets of the Company or any Subsidiary of the Company;

provided, however, that a person shall not be deemed the “Beneficial Owner”, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

4.

solely because such security has been deposited or tendered pursuant to any tender or exchange offer or take-over bid made by such person or made by any affiliate or associate of such person or made by any other person referred to in paragraph 3 above until such deposited or tendered security has been taken up or paid for, whichever shall first occur; or

5.

solely because such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation or solely because any such person has an agreement, arrangement or understanding with respect to a particular shareholder proposal or a particular matter to come before a meeting of shareholders, including the election of directors; or

6.

solely because such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation; or

7.

solely because

(a)

such person or any affiliate or associate of such person or any other person referred to in paragraph 3 above, holds or exercises voting or dispositive power over such security; provided that the ordinary business of any such person (the “Investment Manager”) includes the management of investment funds for others and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other person (a “Client”) who is not an associate or affiliate of the Investment Manager; or

(b)

such person (the “Trust Company”) is licensed to carry on the business of a trust company under the laws of Canada or any province thereof and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent persons or in relation to other accounts and holds or exercises voting or dispositive power over such security in the ordinary course of such duties for the estate of any such deceased or incompetent person (each an “Estate Account”) or for such other accounts (each an “Other Account”) where neither such estate nor any beneficiary thereof is an affiliate of the Trust Company and the Trust Company is not an associate of such estate or beneficiary; or

(c)

the ordinary business of any such person includes acting as an agent of the Crown in the management of public assets (the “Crown Agent”); or

(d)

the person is an independent person established by statute for, among other things, the administration of benefit pension plans (the “Independent Person”)

provided, however, that in any of the foregoing cases no one of the Investment Manager, the Trust Company, the Crown Agent or the Independent Person shall have made or proposes to make a Take-over Bid in respect of securities of the Company alone or by acting jointly or in concert with any other person; or

8.

solely because such person is a Client of the same Investment Manager as another person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or solely because such person is an Estate Account or an Other Account of the same Trust Company as another person on whose account the Trust Company holds or exercises voting or dispositive power over such security.

Flip-in Event

Following a transaction which results in a person becoming an Acquiring Person (a “Flip-in Event”), the Rights will entitle the holders thereof to purchase from the Company, upon exercise, Common Shares with a market value equal to twice the Exercise Price of the Rights at a price equal to the Exercise Price.  In such event, however, any Rights beneficially owned by an Acquiring Person (including such person’s associates and affiliates, any person acting jointly therewith, associates and affiliates of such person acting jointly therewith and any direct or indirect transferee of such persons) will be void.  A Flip-in Event does not include acquisitions which do not result in an acquirer becoming an Acquiring Person and therefore excludes, among other things, acquisitions with respect to which the Board has waived exercisability of the Rights or acquisitions pursuant to a “Permitted Bid” (as defined below).

Permitted Bid

In common with most rights plans adopted in Canada, the Rights Plan contemplates a “Permitted Bid” which is a Take-over Bid that will not trigger the exercisability of the Rights.  To qualify as a Permitted Bid, the Take-over Bid must:

1.

be made for all outstanding Common Shares of the Company and to all holders of record of the Common Shares wherever resident, other than the Offeror;

2.

provide that no Common Shares will be taken up or paid for prior to the expiration of a period of at least 60 days after the date of the bid (during which period shares tendered may be withdrawn) and then only if at such time more than 50% of the Common Shares held by Independent Shareholders (as defined below) shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn; and

3.

provide that if, at the expiration of such period, the bid has been accepted as to more than 50% of the Common Shares held by the Independent Shareholders, the bidder must publicly announce such fact and allow shareholders a further 10 business days in which to accept the bid.  “Independent Shareholders” are holders of Common Shares of the Company other than (i) an Acquiring Person, (ii) an offeror under a Take-over Bid, (iii) affiliates, associates or persons acting in concert with such Acquiring Person or offeror, or (iv) a plan or trust for the benefit of employees of the Company (unless the beneficiaries direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered pursuant to a Take-over Bid).

The Rights Plan does not contemplate a “Partial Bid” (a bid for less than all of the Company’s outstanding Common Shares) as a Permitted Bid.

Competing Permitted Bid

“Competing Permitted Bid” means a Take-over Bid that: (i) is made while another Permitted Bid is in existence; (ii) satisfies all the provisions of a Permitted Bid, except that the requirements set out in paragraph 2 of the definition of a Permitted Bid set out above shall be satisfied if the Take-over Bid shall contain and the take up and payment for securities tendered or deposited thereunder shall be subject to an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the date which is the later of 21 days after the date the Competing Permitted Bid is made or the earliest date on which Common Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Common Shares.

Exchange Option

If at any time the Board acting in good faith determines that conditions exist that would eliminate or materially diminish in any respect the benefits intended to be afforded by the Rights Plan to holders of Rights, the Board may at any time after the occurrence of a Flip-in Event, without seeking the approval of the holders of the Common Shares or Rights, authorize the issuance or delivery to each holder of a Right (other than a person whose Rights have become void as a result of the Flip-in Event) (i) in return for the Right and the Exercise Price, cash, debt, equity or securities or other property or assets (or a combination thereof) having a value equal to twice the Exercise Price, or (ii) in return for the Right and without further charge (unless imposed under applicable law), cash, debt, equity or other securities or property or assets (or a combination thereof) having a value equal to the Exercise Price.  This exchange alternative enables the Board to preserve the economic benefit of the Rights without requiring the holders of Rights to expend funds to exercise the Rights.

Adjustments to Exercise Price and Number of Rights

The Rights Agreement provides that the Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment designed to prevent dilution in the event that the Company takes certain actions involving the Company’s share capital which would otherwise have a dilutive effect.

Waiver

The Board may, prior to a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event which may arise in respect of any Take-over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors authorized a waiver.

The Board may also waive the dilutive effects of the Rights Plan in respect  of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Company within 14 days or such other period as may be specified by the Board.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.001 (Cdn.) each.  The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  In addition, the Board of Directors are deemed to elect to redeem the Rights if a person acquires not less than 90% of the outstanding Common Shares pursuant to a Permitted Bid or a Competing Permitted Bid.

Amendment

The Company may make amendments to the Rights Agreement without the approval of holders of Rights to correct any clerical errors and to address changes in law.  Prior to the date of the Annual General Meeting to approve the Rights Agreement, the Company may make any other change to the Rights Agreement that the Board of Directors determines to be necessary or desirable.  Following the annual general meeting to approve the Rights Agreement, the Company has authority to make other amendments to the Rights Agreement only with the approval of Shareholders.

In addition to these provisions, amendments to the Rights Agreement which effect the Rights Agent require the Rights Agent’s prior approval and certain amendments may be subject to other regulatory approvals.

Term

The Rights will expire on March 5, 2018 (the “Expiration Date”), unless earlier redeemed or exchanged by the Company.

Shareholder Approval

In accordance with stock exchange requirements, the adoption of the Rights Plan must be confirmed at a meeting of shareholders of the Company to be held no later than six months after the date the Rights Plan is adopted.  Accordingly, the Board has requested that the Rights be confirmed at the Meeting by the affirmative vote of a majority of the holders of Common Shares, present or by proxy, at such meeting.

The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement.

Recommendation of the Board of Directors

The Board has determined that the Rights Plan is in the best interests of the Company and its Shareholders.  The Board unanimously recommends that the resolution sets out below be adopted by the Shareholders at the Annual and Special Meeting:

“RESOLVED THAT:

The Shareholder Rights Plan Agreement dated March 5, 2008 (the “Rights Agreement”) with Pacific Corporate Trust Company, as Rights Agent, a summary of which has been included in the Notice of Annual and Special Meeting and Management Proxy Circular, as the same may be amended prior to April 9, 2008 and any rights issued pursuant to such Agreement be and are hereby ratified and confirmed.

Any one officer or director of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and to take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.”

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C.V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@madison.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 29th day of February, 2008.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”

Chet Idziszek,

President and Chief Executive Officer

SCHEDULE “A”

MADISON MINERALS INC.

(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.

The Audit Committee will be comprised of a minimum of three directors.  All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.

Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.

All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.

The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms.  The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.

The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting.  The external auditor will also receive notice of all meetings of the Audit Committee.  The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate.  The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required.  A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members.  The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.

At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.

The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.

The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.

The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.

The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.

The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO.  The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.

The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.

The Audit Committee will periodically review with management depreciation and amortization policies, loss provisions and other accounting policies for appropriateness and consistency.

6.

The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.

The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.

The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.

The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.

The Corporation’s external auditor must report directly to the Audit Committee.

5.

The Audit Committee must recommend to the Board:

(a)

the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

(b)

the compensation of the external auditor.

6.

Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor.  The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation.  The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.  Non-audit services will include, without limitation, the following:

(a)

Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

(b)

Financial information systems design and implementation.

(c)

Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

(d)

Actuarial services.

(e)

Internal audit outsourcing services.

(f)

Management functions.

(g)

Human resources.

(h)

Broker or dealer, investment adviser or investment banking services.

(i)

Legal services.

(j)

Expert services unrelated to the audit, including tax planning and consulting.

7.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.

The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor (if such position exists)

1.

The Audit Committee will review:

(a)

The internal auditor’s terms of reference.

(b)

The plan and budget for preparation of the internal audit, including financial and operational activities.

(c)

Material reports issued by the internal auditor and management’s response to those reports.

2.

The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.

The Audit Committee will ensure the internal auditor’s involvement with financial reporting is coordinated with the activities of the external auditor.

4.

If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.

The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates.  The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.

The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.

The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.

The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.

The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.

The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.

The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.

The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.

The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.

The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.

The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a)

The appetite for financial risk as set forth by management and the Board.

(b)

The Corporation’s policies for the management of significant financial risk.

(c)

Management’s assessment of the significant financial risks facing the Corporation.

(d)

Management’s plans, processes and programs to manage and control financial risk.

12.

The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.

The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.

The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.

The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108 Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations.  In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.

The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.

The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.

Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.

Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.

Investigate fraud, illegal acts or conflicts of interest.

3.

Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.

Review loans made by the Corporation to its directors, officers, employees and consultants.

5.

The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

Proxy

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS OF MADISON MINERALS INC.

TO BE HELD AT:	Suite 2000 – 1055 West Hastings Street Vancouver, British Columbia ON WEDNESDAY, APRIL 9, 2008 AT 10:00 AM

The undersigned shareholder (“Registered Shareholder”) of the Company hereby appoints, Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company, or in the place of the foregoing,  ____________________ (print the name), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER PRINT HERE: ___________________________________

REGISTERED HOLDER SIGN HERE: ___________________________________

DATE SIGNED: ___________________________

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1 .	Appointment of Davidson & Company LLP as Auditors of the Company at remuneration to be fixed by the Directors.		N/A
2 .	To determine the number of Directors at five (5)			N/A
3 .	To elect as Director, Vivian Danielson		N/A
4 .	To elect as Director, Nell M. Dragovan		N/A
5 .	To elect as Director, Chet Idziszek		N/A
6 .	To elect as Director, Robert Sibthorpe		N/A
7 .	To elect as Director, James G. Stewart		N/A
8 .	To reaffirm the Company’s existing Stock Option and Share Compensation Plan for the ensuing year, as more fully set forth in the information circular accompanying this proxy.			N/A
9 .	To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to the TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.			N/A
10 .	To approve the Shareholder Rights Plan as more fully set forth in the information circular			N/A
11 .	To transact such other business as may properly come before the Meeting			N/A

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	This Proxy is solicited by the Management of the Company.

2.

This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4.	A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.	A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.

The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the
Chairman of the Meeting prior to the commencement of the Meeting.

The mailing address of Pacific Corporate Trust Company is 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.

Telephone voting can be completed at 1-888-Tel-Vote (1-888-835-8683) and Internet voting at http://webvote.pctc.com

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF MADISON MINERALS INC.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them.  Ultimately, the choice is yours.  As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

_______

Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

_______

Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:

MADISON MINERALS INC. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

________________________________________

Name (Please print)

________________________________________

Address

________________________________________

City/Province (or State)/Postal Code

________________________________________	______________________________
Signature of shareholder, or if shareholder is a company,	Dated

signature of authorized signatory.

Please complete and return this document as indicated below.  As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

MADISON MINERALS INC.

2000 – 1055 W. Hastings Street

Vancouver,  B.C.  V6E 2E9  Canada

Fax: (604) 331-8773

info@madisonminerals.com www.madisonminerals.com TSX.V – MMR OTC.BB - MMRSF

2000-1055 West Hastings Street, Vancouver, B.C. V6E 2E9 Canada          T.604.331.8772    F.604.331.8773   Toll Free 1.877.529.8475

April 14, 2008	Trading Symbols: TSX Venture – MMR OTC\BB – MMRSF Web Site: www.madisonminerals.com

2008 DRILL PROGRAM COMMENCES ON LEWIS PROJECT

Madison Minerals Inc. (the “Company”) is pleased to announce, on behalf of the Phoenix Joint Venture, that the 2008 drill program has commenced on the Lewis Project, Nevada.  On April 9, a core rig began drilling on the planned program of 3,000 metres at the Virgin Zone designed to complete the drilling necessary to produce an NI 43-101 resource estimate for the Virgin Zone.  Plans also include 7,000 metres of RC drilling with about half of this drilling aimed at expanding and delineating the Virgin Zone and the remainder testing the sub-parallel Buena Vista Zone, located 500 – 600 metres to the west-southwest.  RC drilling will commence as soon as possible.

The Phoenix Joint Venture is comprised of Great American Minerals Inc. (40%) and Madison Minerals Inc. (60%) with Madison as operator.

Fieldwork for the Lewis Project is being carried out under the supervision of Gerald McArthur, P.Geo., a “qualified person” for the purposes of National Instrument 43-101.   SGS Laboratories of Toronto and TSL Laboratories in Saskatoon will conduct the analysis.

The Company also announces that it has granted stock options for the purchase of up to 750,000 shares of Madison Minerals Inc. under its stock option plan.  The options are exercisable at a price of $0.25 per share until April 14, 2013.  The grant is subject to regulatory approval.

To find out more about Madison Minerals Inc.,  please visit our website at www.madisonminerals.com.

On behalf of the Board of Directors of

MADISON MINERALS INC.

       “Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 14, 2008

Item 3.

Press Release

April 14, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report of Issuer’s Lewis Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 14th day of April 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

24th Floor - 1111 W. Georgia St. Vancouver, BC, Canada V6E 4M3 Phone: 604.685.5492 Fax: 604.685.2536 www.buffalogold.ca Trading Symbol: TSXV – BUF OTC\BB – BYBUF FWB – B4K	2000 – 1055 West Hastings St. Vancouver, BC, Canada V6E 2E9 Phone: 604.331.8772 Fax: 604.331.8773 www.madisonminerals.com Trading Symbol: TSXV – MMR OTC.BB - MMRSF

BUFFALO TRIGGERS JV WITH MADISON FOR MT. KARE IN PNG

Vancouver, B.C., April 15, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd., (“Buffalo”) announces that the Company has given notice to Madison Minerals Inc. (“Madison”) that they wish to trigger a joint venture at their Mr. Kare project in Papua New Guinea. (See Buffalo Press Release, October 21, 2005). The JV will be implemented following a 90 day notice period.

Buffalo currently has a 60% interest in the Mt. Kare project. Madison has 40%, having re-negotiated the terms of the earn-in agreement last year. (See Buffalo Press Release May 18, 2007). Madison and Buffalo collectively hold a 10% interest in trust for the local landowners. Under the terms of this agreement, Buffalo could increase its interest to 75% by completing a bankable feasibility study in the next three years or convert the project to a joint venture where by each Company has to contribute on a pro rata basis to the project costs or be diluted down. Buffalo has opted to trigger the joint venture.

Recently, Buffalo completed a 21.7 –line –kilometre, induced polarization (IP) survey over the southern extension of the Mt. Kare deposit. (See Buffalo Press Release March 3, 2008). The survey has defined a strong 400m by 300m chargeability anomaly, extending southward or at least 250m beyond the most southerly line of drilling on Mt. Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of Mt. Kare gold bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces of Gold. The Company is compiling an exploration program to follow up on these results.

Brian McEwen, Buffalo President and CEO remarked, “Buffalo Gold is committed to continue working in PNG, and believes in the potential of Mt. Kare and the surrounding area. We are committed to PNG as shown by our application for renewal of EL1093 and the recent final approval for EL 1575.”

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca.   To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

On behalf of the Board of Directors of BUFFALO GOLD LTD.	On behalf of the Board of Directors of MADISON MINERALS INC.

“Brian McEwen”	“Chet Idziszek”

Brian McEwen,	Chet Idziszek,
President and Chief Executive Officer	President and Chief Executive Officer

For further information please contact:	For further information please contact:
Julie Hajduk, Investor Relations	David Scott, Investor Relations
E-mail: julie@buffalogold.ca	E-mail: dscott@mine-tech.com
Phone: 604.685.5492 or T.F.1.888.685.5492	Phone: 604.331.8772 or T.F.1.877.529.8475

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY MAY USE CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

THIS WEBSITE MAY CONTAIN INFORMATION ABOUT ADJACENT PROPERTIES ON WHICH WE HAVE NO RIGHT TO EXPLORE OR MINE. WE ADVISE U.S. INVESTORS THAT THE S.E.C.'S MINING GUIDELINES STRICTLY PROHIBIT INFORMATION OF THIS TYPE IN DOCUMENTS FILES WITH THE S.E.C. U.S. INVESTORS ARE CAUTIONED THAT MINERAL DEPOSITS ON ADJACENT PROPERTIES ARE NOT INDICATIVE OF MINERAL DEPOSITS ON OUR PROPERTIES.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Minerals Inc.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

April 15, 2008

Item 3.

Press Release

April 15, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Issuer forms joint venture on Mt. Kare Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 15th day of April 2008.

MADISON MINERALS INC.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)